Form 51-102F3

Material Change Report

1.

Name and Address of Company

Titan Trading Analytics Inc.

18104 – 102nd Avenue

Edmonton, AB  T5S 1S7

2.

Date of Material Change

January 11, 2005

3.

News Release

January 11, 2005 via Filing Services Canada

4.

Summary of Material Change

Titan Trading Analytics Inc. announced today it intends to proceed with a non-brokered private placement offering units (“Units”) at a purchase price of $0.15 per Unit. Each Unit will consist of one (1) Common Share in the share capital of Titan and one (1) share purchase warrant of Titan (a “Warrant”). Each Warrant will entitle the holder thereof to purchase one (1) additional common share in the capital of Titan at the price of $0.20 during the first twelve (12) months after the date of issuance and at $0.25 during the next twelve (12) months.

5.

Full Description of Material Change

Titan Trading Analytics Inc. announced today it intends to proceed with a non-brokered private placement offering units (“Units”) at a purchase price of $0.15 per Unit. Each Unit will consist of one (1) Common Share in the share capital of Titan and one (1) share purchase warrant of Titan (a “Warrant”). Each Warrant will entitle the holder thereof to purchase one (1) additional common share in the capital of Titan at the price of $0.20 during the first twelve (12) months after the date of issuance and at $0.25 during the next twelve (12) months. The private placement will be conducted in the reliance upon certain prospectus and registration exemptions contained in the Securities Act (Alberta) and the Securities Act (British Columbia). The maximum amount to be raised under the private placement is $150,000.00. There is no minimum offering amount and it is expected that the offering will close on or before January 21, 2005.  Completion of the offering is subject to the prior receipt of all required regulatory approvals, including the acceptance of the TSX Venture Exchange.

6.

Reliance of subsection 7.1(2) or (3) of National Instrument 51-102

N/A

7.

Omitted Information

N/A

8.

Executive Officer

Ken W. Powell, President & CEO

Telephone:  780-430-7072

9.

Date of Report

January 11, 2005